Exhibit 99.1

NEW GOLD REPORTS FOURTH QUARTER AND FULL YEAR 2024 RESULTS

Strong Cost Discipline Leads to All-In Sustaining Costs Beating the Low End of Guidance and Delivering Another Strong Quarter of Free Cash Flow

(All amounts are in U.S. dollars unless otherwise indicated)

TORONTO, Feb. 19, 2025 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) reports fourth quarter and full year 2024 results. Full year 2024 production totaled 298,303 gold ounces at all-in sustaining costs4 of $1,239 per gold ounce.  Another quarter of strong cost performance leads full-year 2024 all-in sustaining costs to beat the low end of the guidance range and deliver strong quarterly cash flow from operations of $110 million and free cash flow of $22 million, while still investing in exploration and advancing growth projects that are expected to significantly increase production in the coming years.

Focus on Cost Performance Leads to 2024 All-In Sustaining Cost Beating Guidance

"2024 was a year of perseverance for New Gold, highlighted by operational discipline and capital management by our operations and our people," stated Patrick Godin, President and CEO. "We delivered all-in sustaining costs better than our guidance range set out at the start of the year despite the impacts to production late in the year. As a result, New Gold delivered three quarters in a row of solid free cash flow generation, while continuing to invest in our projects and exploration, and delivering key catalysts ahead of schedule and on budget."

  Fourth quarter consolidated production of 80,438 ounces of gold and 14.5 million pounds of copper at all-in sustaining costs4 of $1,018 per gold ounce (by-product basis)2, the lowest all-in sustaining cost2 quarter of 2024. Fourth quarter production represented a 2% gold and 21% copper increase over the prior-year period, while all-in sustaining costs were 31% lower than the prior-year period and trended down quarter-over-quarter throughout 2024.
  Full year consolidated gold production was 298,303 ounces of gold and 54.0 million pounds of copper at all-in sustaining costs4 of $1,239 per gold ounce, below the bottom end of the 2024 consolidated cost guidance of $1,240 to $1,340 per gold ounce (by-product basis)2.
  During the fourth quarter the Company generated free cash flow4 of $22 million after investing $65 million in advancing growth projects. Rainy River generated $36 million in free cash flow2, net of $30 million in capital expenditures and $11 million in stream payments.
  The Company generated $85 million in free cash flow2 for 2024 after investing over $270 million in total capital, including $184 million in growth capital delivering C-Zone commercial production at New Afton and first ore from Rainy River underground Main ahead of schedule.
  December 31, 2024 cash and cash equivalents were $105 million after repaying the remaining $50 million outstanding on the credit facility during the quarter, which was drawn to finance the partial repurchase of the Ontario Teachers' Pension Plan ("OTPP") free cash flow interest in New Afton, increasing New Gold's interest to 80.1%.

Consolidated Financial Highlights

	Q4 2024	Q4 2023	FY 2024	FY 2023
Revenue ($M)	262.2	199.2	924.5	786.5
Operating expenses ($M)	112.4	120.8	436.3	450.4
Depreciation and depletion ($M)	56.7	66.0	247.5	234.2
Net earnings (loss) ($M)	55.1	(27.4)	102.6	(64.5)
Net earnings (loss), per share ($)	0.07	(0.04)	0.14	(0.09)
Adj. net earnings ($M)[1]	59.1	(4.7)	153.4	48.4
Adj. net earnings, per share ($)[1]	0.07	(0.01)	0.20	0.07
Cash generated from operations ($M)	109.6	70.6	392.8	287.6
Cash generated from operations, per share ($)	0.14	0.10	0.52	0.42
Cash generated from operations, before changes in non-cash operating working capital ($M)[1]	125.7	64.9	408.8	293.4
Cash generated from operations, before changes in non-cash operating working capital, per share ($)[1]	0.16	0.09	0.54	0.43
Free cash flow ($M)[1]	22.1	0.7	84.9	16.6
  Revenue increased over the prior-year periods primarily due to higher gold and copper prices and higher copper sales volume, partially offset by lower gold sales volume.
  Operating expenses were lower than the prior-year periods due to lower gold production at Rainy River, and lower operating expenses at New Afton.
  Depreciation expense in the fourth quarter decreased when compared to the prior-year period due to lower gold production at Rainy River. For the year ended December 31, 2024, depreciation and depletion increased when compared to the prior-year period due to higher gold and copper production at New Afton, and the achievement of commercial production at C-Zone.
  Net earnings increased over the prior-year periods due to an increase in revenues and lower operating expenses.
  Adjusted net earnings1 increased compared to the prior-year periods primarily due to higher revenue and lower operating expenses.
  Cash generated from operations and free cash flow1 increased over the prior-year periods primarily due to higher revenue.

Consolidated Operational Highlights

	Q4 2024	Q4 2023	FY 2024	FY 2023
Gold production (ounces)[4]	80,438	79,187	298,303	321,178
Gold sold (ounces)[4]	77,281	77,870	296,846	319,116
Copper production (Mlbs)[4]	14.5	12.0	54.0	47.4
Copper sold (MIbs)[4]	13.6	11.9	50.0	44.4
Gold revenue, per ounce ($)[5]	2,633	1,977	2,384	1,920
Copper revenue, per pound ($)[5]	3.96	3.52	3.97	3.61
Average realized gold price, per ounce ($)[1]	2,667	2,001	2,413	1,944
Average realized copper price, per pound ($)[1]	4.18	3.72	4.19	3.84
Operating expenses per gold ounce sold ($/ounce, co-product)[3]	1,093	1,154	1,091	1,048
Operating expenses per copper pound sold ($/pound, co-product)[3]	2.04	2.61	2.25	2.61
Depreciation and depletion per gold ounce sold ($/ounce)[5]	733	851	836	736
Cash costs per gold ounce sold (by-product basis) ($/ounce)[2]	728	994	769	891
All-in sustaining costs per gold ounce sold (by-product basis) ($/ounce)[2]	1,018	1,481	1,239	1,434
Sustaining capital ($M)[1]	10.3	24.1	87.5	121.6
Growth capital ($M)[1]	65.0	36.5	183.6	144.3
Total capital ($M)	75.3	60.6	271.1	265.9

New Afton Mine

Operational Highlights

New Afton Mine	Q4 2024	Q4 2023	FY 2024	FY 2023
Gold production (ounces)[4]	19,652	16,495	72,609	67,433
Gold sold (ounces)[4]	18,442	16,784	68,170	64,185
Copper production (Mlbs)[4]	14.5	12.0	54.0	47.4
Copper sold (Mlbs)[4]	13.6	11.9	50.0	44.4
Gold revenue, per ounce ($)[5]	2,539	1,898	2,298	1,846
Copper revenue, per ounce ($)[5]	3.96	3.52	3.97	3.61
Average realized gold price, per ounce ($)[1]	2,679	2,009	2,424	1,964
Average realized copper price, per pound ($)[1]	4.18	3.72	4.19	3.84
Operating expenses ($/oz gold, co-product)[3]	647	790	707	775
Operating expenses ($/lb copper, co-product)[3]	2.04	2.61	2.25	2.61
Depreciation and depletion ($/ounce)[5]	1,000	1,069	1,057	1,049
Cash costs per gold ounce sold (by-product basis) ($/ounce)[2]	(691)	224	(479)	166
Cash costs per gold ounce sold ($/ounce, co-product)[3]	721	856	778	847
Cash costs per copper pound sold ($/pound, co-product)[3]	2.27	2.83	2.47	2.86
All-in sustaining costs per gold ounce sold (by-product basis) ($/ounce)[2]	(540)	502	(289)	502
All-in sustaining costs per gold ounce sold ($/ounce, co-product)[3]	766	939	835	948
All-in sustaining costs per copper pound sold ($/pound, co-product)[3]	2.42	3.10	2.66	3.20
Sustaining capital ($M)[1]	1.4	3.8	9.2	18.7
Growth capital ($M)[1]	44.0	32.2	130.8	126.5
Total capital ($M)	45.4	36.1	139.9	145.2

Operating Key Performance Indicators

New Afton Mine	Q4 2024	Q4 2023	FY 2024	FY 2023
New Afton Mine Only
Tonnes mined per day (ore and waste)	11,890	9,933	10,616	9,771
Tonnes milled per calendar day	13,189	8,181	11,439	8,289
Gold grade milled (g/t)	0.58	0.73	0.61	0.72
Gold recovery (%)	85%	90%	87%	90%
Copper grade milled (%)	0.62	0.79	0.65	0.77
Copper recovery (%)	87%	91%	89%	91%
Gold production (ounces)	19,310	15,942	71,551	62,637
Copper production (Mlbs)	14.5	12.0	54.0	47.4
Ore Purchase Agreements[6]
Gold production (ounces)	342	553	1,058	4,796
  Fourth quarter production was 19,652 ounces of gold (inclusive of ore purchase agreements) and 14.5 million pounds of copper. For the year ended December 31, 2024, gold production was 72,609 ounces (inclusive of ore purchase agreements) and 54.0 million pounds of copper. The increase over the prior-year periods was due to higher tonnes processed, partially offset by lower grade and recovery.
  Operating expenses per gold ounce sold5 and copper pound sold for the quarter and for the year ended December 31, 2024 decreased over the prior-year periods, primarily due to lower underground mining and processing costs, and higher gold and copper sales volumes. Full year operating expense per gold ounce sold was well below the 2024 guidance range of $720 to $820 per gold ounce sold, and operating expense per copper pound sold was within the 2024 guidance range of $1.90 to $2.40 per copper pound sold.
  All-in sustaining costs1 per gold ounce sold (by-product basis) for the fourth quarter and for the year ended December 31, 2024 decreased over the prior-year periods, primarily due to higher sales volume, higher by-product revenues, and lower sustaining capital spend. Full year all-in sustaining costs1 per gold ounce sold (by-product basis) was well below the 2024 guidance range of $25 to $125 per gold ounce sold.
  Total capital expenditures for the quarter increased over the prior-year period, primarily from the increase in growth capital as C-Zone achieved commercial production in the fourth quarter. For the year ended December 31, 2024, total capital decreased over the prior-year period, mainly from lower sustaining capital. Sustaining capital1 is primarily related to the continuation of tailings management and stabilization activities. Growth capital1 is primarily related to C-Zone underground mine development and cave construction. Full year total capital is below the 2024 guidance range of $145 million to $165 million, with approximately $15 million deferred into 2025.
  Free cash flow1 for the quarter was a net outflow of $6 million, an improvement over the prior year period due to higher revenues. Free cash flow1 for the quarter was negative due to the increased spending to achieve C-Zone commercial production. Free cash flow1 for the year ended December 31, 2024 was an inflow of $24 million, an improvement over the prior-year period due to higher revenues and lower operating expenses.

Rainy River Mine

Operational Highlights

Rainy River Mine	Q4 2024	Q4 2023	FY 2024	FY 2023
Gold production (ounces)[4]	60,786	62,692	225,694	253,745
Gold sold (ounces)[4]	58,839	61,086	228,676	254,932
Gold revenue, per ounce ($)[5]	2,662	1,999	2,410	1,939
Average realized gold price, per ounce ($)[1]	2,662	1,999	2,410	1,939
Operating expenses per gold ounce sold ($/ounce)[5]	1,233	1,254	1,205	1,117
Depreciation and depletion per gold ounce sold ($/ounce)	647	788	767	655
Cash costs per gold ounce sold (by-product basis) ($/ounce)[1]	1,172	1,206	1,141	1,074
All-in sustaining costs per gold ounce sold (by-product basis) ($/ounce)[2]	1,358	1,593	1,524	1,547
Sustaining capital ($M)[1]	8.8	20.2	78.3	102.8
Growth capital ($M)[1]	21.0	4.2	52.8	17.8
Total capital ($M)	29.8	24.5	131.1	120.6

Operating Key Performance Indicators

Rainy River Mine	Q4 2024	Q4 2023	FY 2024	FY 2023
Open Pit Only
Tonnes mined per day (ore and waste)	75,644	109,895	91,895	119,948
Ore tonnes mined per day	21,774	29,377	20,092	34,007
Operating waste tonnes per day	53,870	47,838	53,443	53,537
Capitalized waste tonnes per day	0	32,681	18,361	32,404
Total waste tonnes per day	53,870	80,519	71,803	85,942
Strip ratio (waste:ore)	2.47	2.74	3.57	2.53
Underground Only
Ore tonnes mined per day	1,068	859	834	857
Waste tonnes mined per day	1,506	653	1,251	506
Lateral development (metres)	1,602	659	5,235	3,030
Open Pit and Underground
Tonnes milled per calendar day	22,656	25,046	24,563	24,012
Gold grade milled (g/t)	0.97	0.94	0.85	0.99
Gold recovery (%)	93	90	92	91
  Fourth quarter gold production1 was 60,786 ounces, a decrease over the prior-year period due to lower tonnes processed impacted by unexpected mechanical down-time on the crushing and conveying system in December, partially offset by higher grade and higher recovery. For the year ended December 31, 2024, gold production was 225,694 ounces, a decrease over the prior-year period due to lower gold grade, partially offset by higher tonnes processed and higher gold recovery.
  Operating expenses per gold ounce sold for the fourth quarter decreased over the prior-year period due to lower processing cost associated with lower mill maintenance and mining consumables. For the year ended December 31, 2024, operating expenses per gold ounce sold increased over the prior-year period due to lower gold sales and lower capitalized waste stripping, partially offset by lower processing costs and an increase in the net realizable value of the low-grade stockpile. Full year operating expenses per gold ounce sold was above the 2024 guidance range of $1,025 to $1,125 per gold ounce sold as a result of lower capitalized waste stripping.
  All-in sustaining costs1 per gold ounce sold (by-product basis)2 for the fourth quarter and the year ended December 31, 2024 decreased over the prior-year period primarily due to lower sustaining capital. Full year all-in sustaining costs1 per gold ounce sold was within the 2024 guidance range of $1,425 to $1,525 per gold ounce sold, despite lower production.
  Total capital expenditures for the quarter and year ended December 31, 2024 increased over the prior-year periods due to higher underground mine development metres, partially offset by lower capitalized waste in the year. Sustaining capital1 for the full year is primarily related to capitalized waste and tailings dam raise. Growth capital1 for the full year is related to underground development as the underground Main and Intrepid zones continue to advance. Full year total capital is below the 2024 guidance range of $145 million to $165 million, due to efficient capital management, savings related to execution of the Rainy River tailings dam raise, and lower capitalized waste stripping with approximately $5 million deferred into 2025..
  Free cash flow for the quarter and year ended December 31, 2024 was $36 million and $90 million (net of $11 million and $34 million stream payments), respectively, an improvement over the prior-year periods primarily due to higher revenue and lower operating expenses.

Fourth Quarter and Full Year 2024 Conference Call and Webcast

The Company will release its fourth quarter and full year 2024 financial results after market close on Wednesday, February 19, 2025. A conference call and webcast will be hosted on Thursday, February 20, 2025 at 8:30 am Eastern Time.

  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/nvDNqb8B0py
  Participants may also listen to the conference call by calling North American toll free 1-888-699-1199, or 1-416-945-7677 outside of the U.S. and Canada, passcode 58557
  To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/4fR2dsv to receive an instant automated call back.
  A recorded playback of the conference call will be available until March 20, 2025 by calling North American toll free 1-888-660-6345, or 1-289-819-1450 outside of the U.S. and Canada, passcode 58557. An archived webcast will also be available at www.newgold.com

About New Gold
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

Endnotes

1.	"Cash costs per gold ounce sold", "all-in sustaining costs per gold ounce sold" (or "AISC"), "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases", "growth capital", "average realized gold/copper price per ounce/pound", "cash generated from operations before changes in non-cash operating working capital", "free cash flow" are all non-GAAP financial performance measures that are used in this news release. These measures do not have any standardized meaning under International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and therefore may not be comparable to similar measures presented by other issuers.

3.	The Company produces copper and silver as by-products of its gold production. All-in sustaining costs based on a by-product basis, which includes silver and copper net revenues as by-product credits to the total costs. These are extraction concepts, as the commodities produced represent commodities sold in the course of the Company's ordinary activities.

4.	Co-product basis includes net silver sales revenues as by-product credits and apportions net costs to each metal produced by 30% gold, 70% copper, and subsequently dividing the amount by the total gold ounces sold, or pounds of copper sold, to arrive at per ounce or per pound figures. These are extraction concepts, as the commodities produced represent commodities sold in the course of the Company's ordinary activities

4.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.

5.	These are supplementary financial measures which are calculated as follows: "Revenue gold ($/ounce)" and "Revenue copper ($/pound)" is total gold revenue divided by total gold ounces sold and total copper revenue divided by copper pounds sold, respectively, "Operating expenses ($/oz gold, co-product)" is total operating expenses apportioned to gold based on a percentage of activity basis divided by total gold ounces sold, "Operating expenses ($/lb copper, co-product)" is total operating expenses apportioned to copper based on a percentage of activity basis divided by total copper pounds sold; "Depreciation and depletion ($/oz gold)" is depreciation and depletion expenses divided by total gold ounces sold.

6.	Key performance indicator data for the three months and year ended December 31, 2024 is exclusive of ounces from ore purchase agreements for New Afton. The New Afton Mine purchases small amounts of ore from local operations, subject to certain grade and other criteria. These ounces represented approximately 1% of total gold ounces produced using New Afton's excess mill capacity. All other ounces are mined and produced at New Afton.

Non-GAAP Financial Performance Measures

Cash Costs per Gold Ounce Sold

"Cash costs per gold ounce sold" is a common non-GAAP financial performance measure used in the gold mining industry but does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold reports cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, this measure, along with sales, is a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.

This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of cash generated from operations under IFRS Accounting Standards or operating costs presented under IFRS Accounting Standards.

Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product revenue. Cash costs are then divided by gold ounces sold to arrive at the cash costs per gold ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of cash costs per gold ounce for Rainy River is net of by-product silver sales revenue, and the calculation of cash costs per gold ounce sold for New Afton is net of by-product copper and silver sales revenue. New Gold notes that in connection with New Afton, the by-product revenue is sufficiently large to result in a negative cash costs on a single mine basis. Notwithstanding this by-product contribution, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold's business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, New Gold has also calculated New Afton's cash costs on a co-product basis, which removes the impact of copper sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced by 30% gold, 70% copper, and subsequently divides the amount by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all cash costs information in this MD&A is net of by-product sales.

Sustaining Capital and Sustaining Leases

"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will significantly increase production. Management uses "sustaining capital" and "sustaining lease" to understand the aggregate net result of the drivers of all-in sustaining costs other than cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS Accounting Standards.

Growth Capital

"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be "growth capital", which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will significantly increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will significantly increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

All-In Sustaining Costs (AISC) per Gold Ounce Sold

"All-in sustaining costs per gold ounce sold" or ("AISC") is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold ounce sold" based on guidance announced by the World Gold Council ("WGC") in September 2013. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS Accounting Standards measures to provide visibility into the economics of a gold mining company. Current IFRS Accounting Standards measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold ounce sold" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

"All-in sustaining costs per gold ounce sold" is intended to provide additional information only and does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measure is not necessarily indicative of cash flow from operations under IFRS Accounting Standards or operating costs presented under IFRS Accounting Standards.

New Gold defines all-in sustaining costs per gold ounce sold as the sum of cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, sustaining leases, capitalized and expensed exploration costs that are sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are non-sustaining (growth). Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will significantly benefit the operation are classified as growth and are excluded. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to significantly benefit the operation are classified as non-sustaining and are excluded.

Costs excluded from all-in sustaining costs per gold ounce sold are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

To provide additional information to investors, the Company has also calculated all-in sustaining costs per gold ounce sold on a co-product basis for New Afton, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. By including cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs.

The following tables reconcile the above non-GAAP measures to the most directly comparable IFRS measure on an aggregate basis.

Cash Costs and All-in Sustaining Costs per Gold Ounce Reconciliation Tables

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
CONSOLIDATED CASH COST AND AISC RECONCILIATION
Operating expenses	112.4	120.8	436.3	450.4
Treatment and refining charges on concentrate sales	5.7	4.3	19.8	18.1
By-product silver revenue	(4.7)	(3.6)	(18.5)	(13.6)
By-product copper revenue	(57.1)	(44.1)	(209.4)	(170.6)
Total cash costs[1]	56.2	77.4	228.2	284.3
Gold ounces sold[4]	77,281	77,870	296,846	319,116
Cash costs per gold ounce sold (by-product basis)(2)	728	994.4	769	891.0
Sustaining capital expenditures[1]	10.3	24.1	87.5	121.6
Sustaining exploration - expensed	0.1	0.2	0.3	0.9
Sustaining leases[1]	0.8	1.5	2.6	9.3
Corporate G&A including share-based compensation	8.4	9.2	37.9	29.3
Reclamation expenses	2.9	2.8	11.2	12.1
Total all-in sustaining costs[1]	78.7	115.3	367.7	457.5
Gold ounces sold[4]	77,281	77,870	296,846	319,116
All-in sustaining costs per gold ounce sold (by-product basis)[2]	1,018	1,481	1,239	1,434

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
RAINY RIVER CASH COSTS AND AISC RECONCILIATION
Operating expenses	72.6	76.6	275.6	284.7
By-product silver revenue	(3.6)	(2.9)	(14.7)	(11.0)
Total cash costs[1]	69.0	73.7	260.9	273.7
Gold ounces sold[4]	58,839	61,086	228,676	254,932
Cash costs per gold ounce sold (by-product basis)[2]	1,172	1,206	1,141	1,074
Sustaining capital expenditures[1]	8.8	20.2	78.3	102.8
Sustaining leases[1]	—	1.1	1.0	8.3
Reclamation expenses	2.2	2.3	8.4	9.6
Total all-in sustaining costs[1]	80.0	97.3	348.6	394.4
Gold ounces sold[4]	58,839	61,086	228,676	254,932
All-in sustaining costs per gold ounce sold (by-product basis)[2]	1,358	1,593	1,524	1,547

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
NEW AFTON CASH COSTS AND AISC RECONCILIATION
Operating expenses	39.8	44.2	160.7	165.7
Treatment and refining charges on concentrate sales	5.7	4.3	19.8	18.0
By-product silver revenue	(1.1)	(0.6)	(3.8)	(2.5)
By-product copper revenue	(57.1)	(44.1)	(209.4)	(170.6)
Total cash costs[1]	(12.7)	3.8	(32.7)	10.7
Gold ounces sold[4]	18,442	16,784	68,170	64,185
Cash costs per gold ounce sold (by-product basis)[2]	(691)	224	(479)	166
Sustaining capital expenditures[1]	1.4	3.8	9.2	18.7
Sustaining leases(1)	0.6	0.3	1.1	0.4
Reclamation expenses	0.7	0.6	2.7	2.5
Total all-in sustaining costs[1]	(10.0)	8.4	(19.7)	32.2
Gold ounces sold[4]	18,442	16,784	68,170	64,185
All-in sustaining costs per gold ounce sold (by-product basis)[2]	(540)	502	(289)	502

Three months ended December 31, 2024
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COSTS AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	11.9	27.9	39.8
Units of metal sold	18,442	13.6
Operating expenses ($/oz gold or lb copper sold, co-product[3]	647	2.04
Treatment and refining charges on concentrate sales	1.7	4.0	5.7
By-product silver revenue	(0.3)	(0.8)	(1.1)
Cash costs (co-product)[3]	13.3	31.1	44.3
Cash costs per gold ounce sold or lb copper sold (co-product)[3]	721	2.27
Sustaining capital expenditures[1]	0.4	1.0	1.4
Sustaining leases[1]	0.2	0.4	0.6
Reclamation expenses	0.2	0.5	0.7
All-in sustaining costs (co-product)[3]	14.1	33.0	47.1
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)[3]	766	2.42
(i) Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Three months ended December 31, 2023
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COSTS AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	13.3	30.9	44.2
Units of metal sold	16,784	11.9
Operating expenses ($/oz gold or lb copper sold, co-product[3]	790	2.61
Treatment and refining charges on concentrate sales	1.3	3.0	4.3
By-product silver revenue	(0.2)	(0.5)	(0.6)
Cash costs (co-product)[3]	14.4	33.5	47.9
Cash costs per gold ounce sold or lb copper sold (co-product)[3]	856	2.83
Sustaining capital expenditures1	1.2	2.7	3.8
Reclamation expenses	0.2	0.4	0.6
All-in sustaining costs (co-product)[3]	15.8	36.8	52.6
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)[3]	939	3.10
(i) Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Year ended December 31, 2024
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COSTS AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	48.2	112.5	160.7
Units of metal sold	68,170	50.0
Operating expenses ($/oz gold or lb copper sold, co-product[3]	707	2.25
Treatment and refining charges on concentrate sales	5.9	13.8	19.7
By-product silver revenue	(1.1)	(2.6)	(3.7)
Cash costs (co-product)[3]	53.0	123.7	176.7
Cash costs per gold ounce sold or lb copper sold (co-product)[3]	778	2.47
Sustaining capital expenditures[1]	2.7	6.4	9.2
Sustaining leases[1]	0.3	0.8	1.1
Reclamation expenses	0.8	1.9	2.7
All-in sustaining costs (co-product)[3]	56.9	132.8	189.7
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)[3]	835	2.66
(i) Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Year ended December 31, 2023
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COSTS AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	49.7	116.0	165.7
Units of metal sold	64,185	44.4
Operating expenses ($/oz gold or lb copper sold, co-product[3]	775	2.61
Treatment and refining charges on concentrate sales	5.4	12.6	18.0
By-product silver revenue	(0.8)	(1.8)	(2.5)
Cash costs (co-product)[3]	54.4	126.9	181.2
Cash costs per gold ounce sold or lb copper sold (co-product)[3]	847	2.86
Sustaining capital expenditures[1]	5.6	13.1	18.7
Reclamation expenses	0.8	1.8	2.5
All-in sustaining costs (co-product)[3]	60.8	142.0	202.8
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)[3]	948	3.20
(i) Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Sustaining Capital Expenditures Reconciliation Table

	Three months ended December 31		Twelve months ended December 31
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per consolidated statement of cash flows	75.3	60.6	271.1	265.9
New Afton growth capital expenditures[1]	(44.0)	(32.2)	(130.8)	(126.5)
Rainy River growth capital expenditures[1]	(21.0)	(4.2)	(52.8)	(17.8)
Sustaining capital expenditures[1]	10.3	24.1	87.5	121.6

Adjusted Net Earnings/(Loss) and Adjusted Net Earnings per Share

"Adjusted net earnings" and "adjusted net earnings per share" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Net earnings have been adjusted, including the associated tax impact, for loss on repayment of long-term debt, corporate restructuring and the group of costs in "Other gains and losses" as per Note 4 of the Company's consolidated financial statements. Key entries in this grouping are: the fair value changes for the Rainy River gold stream obligation, fair value changes for the New Afton free cash flow interest obligation, fair value changes for copper price option contracts, foreign exchange gains/loss, fair value changes in investments. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".

The Company uses "adjusted net earnings" for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS Accounting Standards. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS Accounting Standards. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS Accounting Standards measure.

	Three months ended December 31		Twelve months ended December 31
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
ADJUSTED NET EARNINGS (LOSS) RECONCILIATION
Earnings (loss) before taxes	64.6	(30.8)	83.2	(59.2)
Other losses	4.3	30.7	88.9	115.3
Adjusted net earnings (loss) before taxes	68.9	(0.1)	172.1	56.1
Income tax (expense) recovery	(9.5)	3.4	19.4	(5.3)
Income tax adjustments	(0.3)	(8.0)	(38.1)	(2.4)
Adjusted income tax (expense) recovery[1]	(9.8)	(4.6)	(18.7)	(7.7)
Adjusted net earnings (loss)[1]	59.1	(4.7)	153.4	48.4
Adjusted net earnings (loss) per share (basic and diluted) ($/share)[1]	0.07	(0.01)	0.20	0.07

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

"Cash generated from operations, before changes in non-cash operating working capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS Accounting Standards. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS Accounting Standards measure.

	Three months ended December 31		Twelve months ended December 31
(in millions of U.S. dollars)	2024	2023	2024	2023
CASH RECONCILIATION
Cash generated from operations	109.6	70.6	392.8	287.6
Change in non-cash operating working capital	16.1	(5.7)	16.0	5.8
Cash generated from operations, before changes in non-cash operating working capital[1]	125.7	64.9	408.8	293.4

Free Cash Flow

"Free cash flow" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, settlement of non-current derivative financial liabilities which include the Rainy River gold stream obligation and the Ontario Teachers' Pension Plan free cash flow interest. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended December 31, 2024
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	77.6	39.6	(7.7)	109.5
Less Mining interest capital expenditures	(29.8)	(45.4)	(0.2)	(75.4)
Add Proceeds of sale from other assets	—	—	—	—
Less Lease payments	(0.1)	(0.6)	—	(0.7)
Less Cash settlement of non-current derivative financial liabilities	(11.3)	—	—	(11.3)
Free Cash Flow[1]	36.4	(6.4)	(7.9)	22.1

	Three months ended December 31, 2023
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	56.6	25.6	(11.6)	70.6
Less Mining interest capital expenditures	(24.5)	(36.1)	—	(60.6)
Add Proceeds of sale from other assets	—	—	(0.1)	(0.1)
Less Lease payments	(1.1)	(0.3)	(0.2)	(1.6)
Less Cash settlement of non-current derivative financial liabilities	(7.5)	—	(0.1)	(7.6)
Free Cash Flow[1]	23.6	(10.8)	(12.0)	0.7

	Twelve months ended December 31, 2024
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	256.0	165.2	(28.5)	392.8
Less Mining interest capital expenditures	(131.1)	(139.9)	(0.1)	(271.1)
Add Proceeds of sale from other assets	—	—	—	—
Less Lease payments	(1.0)	(1.1)	(0.5)	(2.6)
Less Cash settlement of non-current derivative financial liabilities	(34.2)	—	—	(34.2)
Free Cash Flow[1]	89.7	24.2	(29.0)	84.9

	Twelve months ended December 31, 2023
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	212.7	101.6	(26.7)	287.6
Less Mining interest capital expenditures	(120.6)	(145.2)	(0.1)	(265.9)
Add Proceeds of sale from other assets	—	—	(0.1)	(0.1)
Less Lease payments	(8.3)	(0.4)	(0.6)	(9.3)
Less Cash settlement of non-current derivative financial liabilities	(28.8)	—	(0.1)	(28.9)
Free Cash Flow[1]	55.0	(44.0)	(27.6)	(16.6)

Average Realized Price

"Average realized price per ounce of gold sold" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized in each reporting period for gold sales. "Average realized price per ounce of gold sold" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended December 31		Twelve months ended December 31
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	203.5	153.9	707.8	612.8
Treatment and refining charges on gold concentrate sales	2.6	1.9	8.6	7.6
Gross revenue from gold sales	206.1	155.8	716.4	620.4
Gold ounces sold	77,281	77,870	296,846	319,116
Total average realized price per gold ounce sold ($/ounce)[1]	2,667	2,001	2,413	1,944

	Three months ended December 31		Twelve months ended December 31
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	156.7	122.1	551.1	494.3
Gold ounces sold	58,839	61,086	228,676	254,932
Rainy River average realized price per gold ounce sold ($/ounce)[1]	2,662	1,999	2,410	1,939

	Three months ended December 31		Twelve months ended December 31
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	46.8	31.9	156.6	118.5
Treatment and refining charges on gold concentrate sales	2.6	1.9	8.6	7.6
Gross revenue from gold sales	49.4	33.8	165.3	126.1
Gold ounces sold	18,442	16,784	68,170	64,185
New Afton average realized price per gold ounce sold ($/ounce)[1]	2,679	2,009	2,424	1,964

For additional information with respect to the non-GAAP measures used by the Company, refer to the detailed "Non-GAAP Financial Performance Measure" section disclosure in the MD&A for the three months and year ended December 31, 2024 filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company's expectations and guidance with respect to production, costs, capital investment and expenses on a mine-by-mine and consolidated basis, associated timing and accomplishing the factors contributing to those expectations; successfully completing the Company's growth projects and the significant increase in production in coming years as a result thereof; successfully reducing operating costs and capital expenditures and the significant free cash flow anticipated to be generated as a result thereof over the next three years; expectations regarding strengthened production in the second half of 2025; expectations of successfully ramping up production at Rainy River's underground Main Zone throughout 2025 and expanding to Phase 5; expectations that New Afton C-Zone successfully continues ramping up to full commercial production by the end of 2025 and there are developments into  the East Extension; ; and expectations that gold production will increase in 2025.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, its most recent Annual Information Form and NI 43-101 Technical Reports on the Rainy River Mine and New Afton Mine filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations, including material disruptions to the Company's supply chain, workforce or otherwise; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current Mineral Reserve and Mineral Resource estimates and the grade of gold, silver and copper expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2024 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during the applicable regulatory processes; and (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; the ability to successfully implement strategic plans; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; tailings storage facilities and structure failures; failing to complete stabilization projects according to plan; geotechnical instability and conditions; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; ability to obtain and maintain sufficient insurance; management and reporting of environmental, social and governance ("ESG") matters; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, and the United States; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; the responses of the relevant governments to any disease, epidemic or pandemic outbreak not being sufficient to contain the impact of such outbreak; disruptions to the Company's supply chain and workforce due to any disease, epidemic or pandemic outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak that materially adversely affects the Company's operations or liquidity position; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; information systems security threats; adequate infrastructure; relationships with communities, governments and other stakeholders; labour disputes; effectiveness of supply chain due diligence; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; and the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information relating to the Mineral Reserves and Mineral Resources contained herein has been reviewed and approved by the following New Gold employees, all of whom are "Qualified Persons" for the purposes of NI 43-101.

All other scientific and technical information in this news release has been reviewed and approved by Travis Pastachak, Senior Director, Project Development of New Gold. Mr. Pastachak is a Professional Geoscientist and a member of the Association of Professional Engineers and Geoscientists of Saskatchewan (APEGS). Mr. Pastachak is a "Qualified Person" for the purposes of NI 43-101. To the Company's knowledge, each of the aforementioned persons holds less than 1% of the outstanding securities of the Company.

The estimates of Mineral Reserves and Mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. New Gold's current NI 43-101 Technical Reports, which are available on SEDAR+ at www.sedarplus.ca, contain further information regarding Mineral Reserve and Mineral Resource estimates, classification, reporting parameters, key assumptions and risks for each of New Gold's material mineral properties. Please refer to "Technical Report on the New Afton Mine, British Columbia, Canada" dated December 31, 2024 and "NI 43-101 Technical Report for the Rainy River Mine in Ontario, Canada" dated December 31, 2024.

View original content to download multimedia:https://www.prnewswire.com/news-releases/new-gold-reports-fourth-quarter-and-full-year-2024-results-302380601.html

SOURCE New Gold Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2025/19/c0743.html

%CIK: 0000800166

For further information: For further information, please contact: Ankit Shah, Executive Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 17:15e 19-FEB-25